*KH 3/11

[redacted]

SE 14046288 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2014
Washington DC
404

SEC FILE NUMBER
8- 53091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERCHWOOD PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 14TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID W. BERCHENBRITER (212) 201-3933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO., CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE (Address) NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/12/14

OATH OR AFFIRMATION

I, DAVID W. BERCHENBRITER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERCHWOOD PARTNERS LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Partner
Title

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified in New York County
Commission Expires: 6/16/2015

William J Zwart
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

BERCHWOOD PARTNERS LLC AND AFFILIATE

REPORT INDEX

DECEMBER 31, 2013

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

To The Members
BerchWood Partners LLC and Affiliate

We have audited the accompanying consolidated statement of financial condition of BerchWood Partners LLC and Affiliate as of December 31, 2013, that consolidated filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue
New York, New York 10022
(212) 661-6166 ■ (212) 832-1110

Additional Office: Jericho, NY
(516) 256-3500
www.grassicpas.com

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of BerchWood Partners LLC and Affiliate as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 21, 2014

BERCHWOOD PARTNERS LLC AND AFFILIATE

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	726,825
Cash - restricted		90,110
Fees receivable		741,626
Property and equipment at cost, net of accumulated depreciation of $179,565		103,499
Security deposit		53,842
Other assets		31,746
Prepaid income taxes		21,102
Deferred income taxes		5,800
TOTAL ASSETS	$	1,774,550

LIABILITIES AND EQUITY

LIABILITIES:		
Accrued expenses	$	523,290
Capital lease obligation		34,456
Retirement plan contribution payable		54,898
Deferred rent liability		87,663
Total Liabilities		700,307
COMMITMENTS AND CONTINGENCIES		
EQUITY		1,074,243
TOTAL LIABILITIES AND EQUITY	$	1,774,550

See the accompanying Notes to Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Principles of Consolidation:

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company. The Company wholly owns BerchWood Limited ("BerchWood Ltd."), which is a minority partner in BerchWood Partners LLP ("Affiliate"), both located in the United Kingdom ("UK"). The Company consolidates in its consolidated financial statements, the net assets, income and expenses of the Affiliate as it is determined to be a variable interest entity and has met the criteria of consolidation under accounting principles generally accepted in the United States of America. The Company is considered the primary beneficiary as it directs the activities of both entities. All significant inter-company transactions between the Company and the Affiliate have been eliminated in consolidation. BerchWood Ltd. had no operations during the year. The Company's Consolidated Statement of Financial Condition at December 31, 2013 includes net assets of the Affiliate, which total $124,799, which consist of $353,965 of assets and $229,166 of liabilities.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in raising capital for private equity and alternative U.S. and non-U.S. investment fund managers.

The Affiliate is registered with the UK Financial Services Authority ("FSA"). The Affiliate is engaged in raising capital for private equity and alternative investment fund managers in the UK and Continental Europe.

Basis of Presentation:

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Use of Estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company receives fees for acting as a placement agent. Non-refundable retainer fees for performance of these services are recognized as they become due under the terms of the contract on a monthly or quarterly basis. Additional fees for successful placement are recognized when the transaction closes and other terms of the agreement are satisfied.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fees Receivable and Allowance for Doubtful Accounts:

The Company's fees receivable are recorded at amounts billed to customers, and presented on the Consolidated Statement of Financial Condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax, and a provision has been reflected in the consolidated financial statements. Deferred income tax expense has been recognized primarily as a result of the Company being on a cash basis for tax purposes and relates primarily to fees receivable. The tax years that remain subject to examination by taxing authorities are 2012, 2011 and 2010.

Foreign Currency Translation and Transactions:

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is re-measured at the then current rate. Gains and losses arising from these transactions are included in income.

The accounts of the Affiliate are measured in its functional currency, which is the local currency (British Pounds) and translated into U.S. Dollars. All asset and liability accounts have been translated using the current rate of exchange at the balance sheet date. Revenue, expenses, gains and losses have been translated using the average rates prevailing throughout the year. Translation gains or losses, if significant, are included in other comprehensive income.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2013, the Company had net capital of $73,799, which was $29,855 in excess of its required minimum net capital of $43,944. The Company's ratio of aggregate indebtedness to net capital was 8.93 to 1.

The Company is exempt from SEC Rule 15c3-3 pursuant to exemptive provisions of sub-paragraph (k)(2)(i).

NOTE 3 - FEES RECEIVABLE:

Three customers represented approximately 74%, 16% and 10% of the fees receivable at December 31, 2013, of which one was a customer of the Affiliate and the others were customers of the Company.

Four customers represented approximately 34%, 28%, 25% and 10% of the fee income for the year ended December 31, 2013, of which one was a customer of the Affiliate and the others were customers of the Company.

The fees receivable include $741,626 from three customers at December 31, 2013, which are payable in installments through December 2017. The original success fees were discounted at a rate of 3.25%. The total unamortized discount at December 31, 2013 was $8,519, and is being amortized as interest income by the effective interest method.

Fees receivable are expected to be collected as follows:

December 31,	
2014	$ 646,832
2015	55,466
2016	27,341
2017	20,506
	750,145
Less: Discount	8,519
	$ 741,626

The Company does not recognize interest on past due receivables. The Company has not recorded an allowance for doubtful accounts nor had a balance in doubtful accounts at the beginning of the year. All receivables are considered to be performing and none are considered to be impaired.

NOTE 4 - PROPERTY AND EQUIPMENT:

Property and equipment at December 31, 2013 consists of the following:

Machinery and equipment	$ 212,855
Furniture and fixtures	70,209
	283,064
Less: Accumulated depreciation	179,565
	$ 103,499

Depreciation expense amounted to $42,017 for the year ended December 31, 2013.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Operating Leases:

The Company's lease for its New York office space expires May 19, 2015. The Affiliate's lease for its UK office space expires November 24, 2017. The future minimum payments under both noncancellable operating leases are subject to additional rentals for increases in operating expenses and real estate taxes.

A deferred rent liability representing the cumulative difference between rent paid and the amount recognized under the straight-line method of accounting has been recorded.

Future minimum lease payments under the noncancellable operating leases (including Affiliate) at December 31, 2013 are as follows:

Years Ending December 31,	
2014	$ 391,719
2015	202,362
2016	107,683
2017	98,710
Total	$ 800,474

Rent expense for the year ended December 31, 2013 amounted to $353,820, which is included in rent and real estate taxes on the Consolidated Statement of Operations.

The Company is obligated to obtain an irrevocable stand-by letter of credit in lieu of the security deposit on the office in New York City. The letter of credit is collateralized by a restricted certificate of deposit and is shown in cash – restricted on the Consolidated Statement of Financial Condition.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Capital Lease:

In January 2013, the Company entered into a capitalized lease for video communication equipment expiring in January 2016.

Present value of the future minimum capital lease payments are as follows:

Years Ending December 31,	
2014	$16,980
2015	16,980
2016	1,415
Total	35,375
Less: Amount representing interest	(919)
Present value of minimum lease payments	$34,456

The cost of the video communication equipment is $49,172 and the accumulated depreciation as of December 31, 2013 is $9,015. These amounts are included in property and equipment in the Consolidated Statement of Financial Condition.

Cash Credit Risk Concentration:

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

The Affiliate maintains cash in a foreign bank account in the UK in the amount of $87,599 at December 31, 2013. The account is covered by the Financial Services Compensation Scheme for up to £85,000.

NOTE 6 - RETIREMENT PLANS:

The Company maintains a defined contribution 401(k) pension plan which covers all eligible members and employees. The Company's expense for the year ended December 31, 2013 was $40,650 and is included in employee compensation and benefits in the Consolidated Statement of Operations.

In addition, the Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees. Contributions to the Plan are at the discretion of management. For the year ended December 31, 2013, there was no profit sharing contribution.

NOTE 7 - SUBSEQUENT EVENTS:

Subsequent events have been evaluated through February 21, 2014, which is the date the consolidated financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure, other than the members made contributions of $225,000 in January 2014.